Exhibit 99.32

GRANDE WEST RENEWS RBC $20,000,000 CREDIT FACILITY

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK: GWTNF) (FRA: 6LG) – October 26, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, is pleased to announce that it has renewed its $20,000,000 credit facility (“Credit Facility”).

The Royal Bank of Canada (TSX: RY) is providing a three-year revolving Credit Facility, based on the value of the Company’s assets, for up to $20,000,000, to be used for ongoing working capital requirements. Loans under the Credit Facility bear interest at a rate equal to a Canadian prime rate or bankers’ acceptance rate for loans denominated in Canadian dollars and, LIBOR or a U.S. prime rate for loans denominated in U.S. dollars, plus an applicable margin to those rates.

There are certain financial covenants under the Credit Facility that must be maintained. Specifically, the Company must maintain a fixed charge coverage ratio greater than 1.1 to 1 if the Company borrows over 75% of the available facility.

Dan Buckle, Grande West CFO stated, “We are fortunate and excited to continue to work with Royal Bank as the Company enters a new phase of production and expansion, specifically with our new Vicinity EV with an electric propulsion drive system. The credit facility significantly reduces pressure on our ongoing working capital requirements and allows us to continue our strong growth profile with cost effective and flexible financial terms. Royal Bank has been great to work with and has provided the right facility that will grow with our business to best ensure Grande West’s success.”

The Company also announces that certain Eligible Directors have requested that their respective director’s remuneration for the calendar year 2020 be paid in Deferred Share Units (DSUs) and accordingly, The Company has granted 28,580 DSUs in connection with directors remuneration for Q3.

In order to accommodate the grant of DSUs for calendar 2020, the Company must increase the number of common shares available under its DSU Plan from 200,000 common shares to 500,000 common shares. The grant of DSUs referred to above are subject to TSX Venture Exchange and shareholder approval to the increase of the DSU Plan.

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity heavy duty bus available in clean diesel, gas and CNG drive systems. The Vicinity LT EV with an electric propulsion drive system is available for 2021 deliveries.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and with a strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

For investor relations please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Company contact:

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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